Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Park Street Companies Inc.
2000 Crawford Suite 1350
Houston, TX 77002
https://www.parkstreethomes.com/

Up to $1,235,000.00 in Non-Voting Common Stock at $2.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Park Street Companies Inc.
Address: 2000 Crawford Suite 1350, Houston, TX 77002
State of Incorporation: DE
Date Incorporated: October 03, 2017

Terms:

Equity

Offering Minimum: $15,000.00 | 7,500 shares of Non-Voting Common Stock
Offering Maximum: $1,235,000.00 | 617,500 shares of Non-Voting Common Stock
Type of Security Offered: Non-Voting Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $500.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Perks

Early Bronze

Invest $500+ (minimum investment) within the first two weeks and receive 3% bonus shares

Early Silver

Invest $1,000+ within the first two weeks and receive 5% bonus shares

Early Gold

Invest $2,500+ within the first two weeks and receive 7% bonus shares

Early Platinum

Invest $10,000+ within the first two weeks and receive 10% bonus shares

Volume-Based Perks

Tier 1 | $500

Invest $500+ and receive invitation to Private Investor Group, Quarterly updates

Tier 2 | $5,000

Invest $5,000+ and receive digital Marriage & Real Estate conference ticket + 3% bonus shares

Tier 3 | $10,000

Invest $10,000+ and receive in-person ticket to Marriage & Real Estate conference in Houston + 5% bonus shares

Tier 4 | $25,000

Invest $25,000+ and receive virtual time with founder + 7% bonus shares

Tier 5 | $50,000

Invest $50,000+ and receive a Builder for a day experience in Houston; Walk on-site, manage contractors, and gain invaluable insights (lodging included) + 10% bonus shares

Loyalty Bonus

Reservation Holders in the Testing the Waters Campaign will receive 5% bonus shares.

The 10% StartEngine Owners' Bonus

Park Street Homes will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of non-voting Common Stock at $2.00 / share, you will receive 10 additional shares of non-voting Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

* In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

**Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

***Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

Park Street Homes is a dynamic home building company that specializes in transforming infill spaces into stylish, affordable entry-level and move-up homes. By focusing on restorative development in urban areas like Houston, TX, we aim to make a lasting positive impact on communities while offering valuable investment opportunities. Our mission is to change the face of home building and make wealth creation through real estate development more accessible to the everyday investor and homeowner. We provide an opportunity for individuals to build wealth and participate in the lucrative home building market.

Business Model

The company generates revenue through land acquisition, development, and construction of new homes in urban areas. We strategically choose infill land with growth potential and build high-quality, affordable homes, which are sold for profit. Our expanding business offers an enticing investment opportunity in the flourishing home building industry, providing a chance to build wealth.

Corporate Structure

Park Street Companies Inc. was initially organized as Park Street Companies LLC, a Delaware limited liability company and converted to a Delaware corporation on July 31, 2023. Also on July 31, 2023, Park Street Companies Inc. exchanged shares in Park Street Comapnies Inc. for the membership interestes of Park Street Development LLC, which had been the operating entity. Park Street Companies Inc. now sits atop the operating entity.

Competitors and Industry

Competitors

Park Street Homes closest competitors are Stonehollow Homes, Kendall Homes, and Colina Homes. All of these companies are also entry level and move-up home builders in the Texas market. Park Street Homes is distinguished among their peers by the unique emphasis placed on the idea that affordable homes can also be luxurious.

Industry

The company's a primary focus is in Houston, Dallas, Austin, and San Antonio, where demand for new construction housing is high, we believe we are positioned to thrive in this market. In February 2023, the new construction housing market for single family homes in these cities reached an impressive value of $4.3 billion.

Source: https://www.recenter.tamu.edu/articles/technical-report/Texas-Housing-Insight

The Texas new construction housing market reflects a growing population, a strong economy, low unemployment rates, and rising home prices. Reliable sources such as the Texas Real Estate Center, Houston Chronicle, Dallas Morning News, Austin American-Statesman, and San Antonio Express-News provide valuable insights into this dynamic market.

Park Street Homes has achieved substantial revenue and growth, generating almost $4 million in revenue in 2022 and expanding our workforce by 10%.

With a population exceeding 2 million, this area boasts a diverse economy and strong job market, making it an attractive destination for young professionals and families. Additionally, the Houston urban core faces a shortage of new construction housing, offering Park Street Homes a significant opportunity to address the demand.

Houston Chronicle: https://www.houstonchronicle.com/politics/houston/article/harris-county-approves-15m-affordable-housing-17878634.php

https://www.houstonchronicle.com/news/houston-texas/housing/article/houston-affordable-housing-deal-proposals-17852375.php

Urban Land Institute: https://austin.uli.org/get-involved/strategic-councils/affordability-council/

Current Stage and Roadmap

Current Stage

Park Street Homes Currently has custom designed over 20 home plans that appeal to buyers. The company recently completed Brook Cove Community, a 26 Homes gated community just south of Houston’s Medical Center and the acquisition of our first 100+ home community site.

Future Roadmap

Over the next few years, our focus will be on rapid expansion into Dallas, Austin, and San Antonio, revolutionizing the housing market by providing exceptional, sustainable, and community-centered homes.

The Team

Officers and Directors

Name: Kevan Shelton

Kevan Shelton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Co-Founder, Principal Accounting Officer
  Dates of Service: October, 2017 - Present
  Responsibilities: Kevan manages the day to day and is head of construction. He earns a $150,000 annual salary. He also owns 49% of the company's current equity.

Name: Ayesha Raylene Shelton

Ayesha Raylene Shelton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Head of Sales, Co-Founder, Board Member
  Dates of Service: October, 2017 - Present
  Responsibilities: Ayesha leads the sales team. She does not receive a salary, but plans to receive a $100,000 annual salary. She owns 51% of the company's current equity.

Other business experience in the past three years:

- Employer: Ayesha Shelton Team
  Title: Team Leader
  Dates of Service: January, 2021 - Present
  Responsibilities: Ayesha manages the sales team as a licensed realtor in the state of Texas.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Non-Voting Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the

application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for home building.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

Economic Downturn Risk
Park Street Homes operates in a market that is influenced by economic conditions. An economic downturn or recession could reduce demand for new homes, affect home prices, and impact the company's revenue and profitability.

Construction Risk
The investment in Park Street Homes carries inherent construction risk, including potential delays, cost overruns, and unforeseen challenges during the construction process. These factors could impact project timelines and profitability.

Interest Rate Risk
Changes in interest rates could affect the cost of borrowing for Park Street Homes, potentially increasing financing expenses and impacting project profitability. Fluctuations in interest rates may also influence the affordability of homes for potential buyers.

Construction Lending Risk
Park Street Homes relies on construction lending to fund its projects. The availability and terms of construction loans can be subject to market conditions, economic factors, and lender requirements, which may impact the company's ability to secure necessary funding for its projects.

Weather and Natural Disaster Risk
Severe weather events and natural disasters, such as hurricanes, floods, or wildfires, can cause damage to construction sites, delay projects, and result in additional costs for Park Street Homes. These risks are inherent in the real estate industry and may impact the financial performance of the company.

Economic Downturn Risk
Park Street Homes operates in a market that is influenced by economic conditions. An economic downturn or recession could reduce demand for new homes, affect home prices, and impact the company's revenue and profitability.

Regulatory and Permitting Risk
Compliance with various regulatory requirements, zoning restrictions, and obtaining necessary permits is essential for Park Street Homes' projects. Delays or challenges in securing permits or changes in regulations could hinder project progress and impact financial performance.

Market Demand Risk
The demand for new construction housing is influenced by various factors, including changes in demographics, consumer preferences, and economic conditions. A decline in market demand or a shift in buyer preferences could impact Park Street Homes' sales and profitability.

Competition Risk
The homebuilding industry is highly competitive, with numerous companies operating in the same market. Increased competition could affect Park Street Homes' ability to attract buyers, sell homes at desired prices, and maintain market share.

Material and Labor Cost Risk
Fluctuations in material costs, such as lumber, steel, or labor costs, can impact the overall construction expenses for Park Street Homes. Rising material or labor costs may affect the company's profit margins and project feasibility.

Regulatory Changes and Legal Risk
Changes in building codes, environmental regulations, or legal requirements could impact construction practices and increase compliance costs for Park Street Homes. Legal disputes or litigation related to construction projects could also affect the company's financial performance.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change that may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management’s review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Kevan Shelton	4,900,000	Voting Common Stock	49.0%
Ayesha Raylene Shelton	5,100,000	Voting Common Stock	51.0%

The Company's Securities

The Company has authorized Voting Common Stock, and Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 617,500 of Non-Voting Common Stock.

Voting Common Stock

The amount of security authorized is 10,000,000 with a total of 10,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Drag-Along Rights.

If stockholders owning a majority in interest (on an "as-converted" basis) of the common stock of the Corporation issued and outstanding desire to sell all of their shares of stock of the Corporation (the "Selling Stockholders"), they may require all other stockholders of the Corporation (collectively, the "Drag-Along Holders") to participate in such transaction in accordance with the terms of this Section 7 (any transaction involving the exercise of these drag-along rights, whether through the sale of all of the outstanding capital stock of the Corporation, or through the merger, recapitalization or consolidation of the Corporation, shall be referred to as a "Drag-Along Sale"), however, any such action shall require the approval of the Board of Directors.

The Selling Stockholders shall provide the Drag-Along Holders with written notice of such Drag-Along Sale setting forth the material terms thereof (the "Drag-Along Notice") not less than fourteen (14) days prior to the proposed date of the Drag-Along Sale (the "Drag-Along Sale Date"). Each of the Drag-Along Holders shall sell to such proposed purchaser or purchasers (singly or collectively, the "Proposed Purchaser") all shares of stock of the Corporation (the "Drag-Along Stock") held by such Drag-Along Holder. Each Drag-Along Holder hereby irrevocably waives any of his, her or its dissenter's, appraisal or similar rights with respect to any such Drag-Along Sale.

On the Drag-Along Sale Date, each Drag-Along Holder shall deliver a certificate or certificates for his, her or its Drag-Along Shares, duly endorsed for transfer with signatures guaranteed, to such Proposed Purchaser in the manner and at the address indicated in the Drag-Along Notice against delivery of the purchase price for such Drag-Along Shares. The provisions of this Section 7 shall apply regardless of the form of consideration in the Drag-Along Sale.

Drag-Along Shares shall be included in a Drag-Along Sale pursuant hereto and pursuant to any agreements with the Proposed Purchaser relating thereto, on the same terms and subject to the same conditions applicable to all securities of the Corporation of the same type which are included in the Drag-Along Sale. Such terms and conditions shall include, without limitation, (1) consideration, (2) the payment of fees, commissions and expenses, (3) the provision of information requested by the Proposed Purchaser of the Selling Stockholders, and (4) the provision of requisite representations, warranties, covenants and indemnifications.

Each Drag-Along Holder shall execute such other agreements as the Corporation, the Selling Stockholders or the Proposed Purchaser may reasonably request in connection with the consummation of a Drag-Along Sale and the transactions contemplated thereby.

In order to effect the provisions of this Section 7, each Drag-Along Holder irrevocably constitutes and appoints the Chief Executive Officer, or in the absence of the Chief Executive Officer, the Secretary, (the "Proxy Holder") as attorney and proxy, with full power of substitution, to receive all notices with respect to, and to represent, vote and deliver consents on behalf of, all Drag-Along Shares held by such Drag-Along Holder, in such manner as such Proxy Holder may, in the exercise of its sole and absolute discretion, determine, and without any prior notice to such Drag-Along Holder (provision of such notice concurrently or promptly after the taking of any such action being deemed sufficient for all purposes, and any requirement for prior notice being expressly waived by such Drag-Along Holder), whether or not such representation, vote or consent may benefit the interests of such Proxy Holder, but only with respect to any and all of the matters specified in this Section 7.

Transfer Restrictions

Holders of voting Common Stock have certain restrictions on transfer enumerated in the Company's bylaws.

Non-Voting Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Non-Voting Common Stock holders are subject to the same Drag Along Provisions noted in the material rights section of the Voting Common Stock.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: Founder stock grant
  Date: July 21, 2023
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $3,477,510 compared to $3,831,744 in fiscal year 2022.

In comparing the fiscal years 2021 and 2022, Park Street Homes experienced both challenges and opportunities that influenced its revenue performance. Despite the impacts and delays caused by the COVID-19 pandemic in 2021, the company demonstrated resilience and adaptability by continuing to build homes in its pipeline. This perseverance, combined with strategic partnerships such as the joint venture with Junious Capital Partners and Grand Park Square, enabled the company to maintain a steady revenue stream during a challenging period.

In 2022, Park Street Homes took proactive steps to further grow its business and diversify its offerings. One significant initiative was the integration of additional product types, including semi-custom homes, into its portfolio. This expansion allowed Park Street Homes to tap into new market segments and cater to the diverse preferences of homebuyers. Despite a reduction in the total number of home starts for the year, the introduction of these new product types contributed to an increase in revenue.

Furthermore, the company's focus on scale and product market fit played a pivotal role in its revenue growth. By steadily increasing its home production and refining its product offerings based on market demands, Park Street Homes was able to capture a larger market share and boost its revenue in 2022.

Overall, the combination of adapting to market conditions, embracing innovation in product offerings, and nurturing strategic partnerships contributed to Park Street Homes' revenue growth in fiscal year 2022. As the company continues to scale and refine its operations, it remains committed to providing high-quality homes and contributing to the dynamic growth of the Texas homebuilding industry.

Cost of sales

Cost of Sales for fiscal year 2021 was $2,976,469 compared to $3,033,627 in fiscal year 2022.

During the fiscal year 2021 to 2022, Park Street Homes experienced a proportional increase in the cost of sales, reflecting the growth in revenue and expansion of operations. As we strategically scaled our home building capacity to meet the rising demand, additional resources were allocated to ensure seamless execution of projects and maintain the high standards that our customers expect.

The decision to invest in additional staff and resources was a vital component of our growth strategy. By bolstering our team and enhancing our capabilities, we fortified our ability to handle an increased number of home builds and deliver exceptional results to our valued clients. These investments not only contributed to the incremental growth in the cost of sales but also positioned us for further expansion in the future.

As a company committed to excellence and customer satisfaction, we believe in continuously improving our processes and services. The cost of sales increase signifies our dedication to providing top-notch construction, materials, and craftsmanship that align with the growing demand for our homes.

At Park Street Homes, we view these investments as essential drivers of our long-term success. By strategically managing our cost of sales while increasing revenue, we are laying a solid foundation for sustainable growth and delivering value to our investors and stakeholders.

With a steadfast commitment to quality, innovation, and efficient operations, we will continue to optimize our cost structure and make strategic investments to support our growth trajectory and contribute to the thriving Texas homebuilding landscape.

Gross margins

Gross margins for fiscal year 2021 were $501,041 compared to $798,117 in fiscal year 2022.

The increase in gross margins from fiscal year 2021 to 2022 at Park Street Homes can be primarily attributed to the growth in sales and the successful execution of our sales strategy in the Houston, Texas market. As we expanded our presence in the Houston homebuilding market and introduced new product offerings, we experienced a rise in demand, resulting in increased sales and higher revenue.

Moreover, Park Street Homes has continuously focused on value engineering its projects in Houston to optimize costs without compromising on quality. By leveraging our expertise and experience, we have been able to identify cost-saving opportunities and implement efficient construction practices, ultimately protecting and, in some cases, even increasing our profit margins.

Our commitment to delivering exceptional homes in the Houston market while maintaining a keen eye on cost management has been instrumental in achieving higher gross margins. As we move forward, Park Street Homes remains dedicated to driving sustainable growth, delivering value to our stakeholders, and upholding our reputation as a leading and innovative homebuilder in the Houston, Texas market.

Expenses

Expenses for fiscal year 2021 were $364,553 compared to $573,985 in fiscal year 2022.

The increase in expenses from fiscal year 2021 to 2022 at Park Street Homes can be linked to the company's strategic expansion and growth initiatives in the Houston, Texas market. As we scaled our operations and introduced new product offerings, we incurred additional costs related to hiring new staff, conducting market research, and expanding our construction capabilities to meet the rising demand for our homes.

Furthermore, as we invested in value engineering projects to optimize costs and increase profit margins, there were associated expenses to implement these initiatives. While the increase in expenses is a reflection of our commitment to driving growth and enhancing our offerings, we have diligently managed our expenditures to ensure long-term financial sustainability.

Park Street Homes remains focused on strategic cost management, continuous improvement, and efficient operations to maximize value for our investors and customers. As we continue to expand our presence and build our brand in the Houston, Texas market, we are confident that these efforts will contribute to our overall success and drive positive financial outcomes in the future.

Historical results and cash flows:

We firmly believe that the historical cash flows at Park Street Homes serve as a strong indicator of our ability to achieve consistent revenue and cash flows in the future. Our past performance demonstrates our proficiency in various stages of the homebuilding process, from land acquisition and development to successfully selling homes to end buyers at a profit.

As we continue to grow and expand, access to equity capital through our current fundraising campaign and other financing options will play a pivotal role in reducing capital expenses. This strategic move will not only help us maintain our historical cash flows but also drive substantial growth in the future.

Having adequate access to capital enables Park Street Homes to pursue a wider range of projects independently, without solely relying on partnerships. This increased autonomy contributes to higher retained gross margins and enhances our ability to control costs and optimize financial performance.

Furthermore, with a proven track record of generating revenue and managing cash flows effectively, we have built a foundation of trust and credibility with our stakeholders. This, in turn, allows us to attract potential investors and financing partners, fostering further growth and expansion opportunities.

In conclusion, based on our solid historical cash flows and proven capabilities, we are confident in our ability to continue generating revenue and achieving positive cash flows in the future. As we leverage equity capital and enhance our financial position, we are well-positioned to capitalize on growth opportunities and deliver long-term value to our investors and the communities we serve.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 08/1/2023, the Company has capital resources available in the form of a line of credit for $75,000 from Bluevine Capital, a $200,000 Line of Credit from Citiziens Trust Bank, capital contributions or promissory notes in the amount of $467,131, and $185,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical to Park Street Homes' growth and operational success. As a rapidly expanding home builder, our ability to purchase land inventory and invest in the development, design, and permitting of additional homes relies heavily on capital availability. With our ambitious vision of building 100+ homes annually, equity capital becomes a pivotal component in executing our growth strategy.

By securing these funds, we can bolster our land acquisition efforts, enabling us to identify and acquire prime properties in high-demand markets, particularly in the bustling Houston, Texas area. Additionally, the capital will play a vital role in financing the infrastructure construction necessary to transform raw infill land into developed lots, positioning them for the construction of high-quality homes.

Investing in new developments, conducting thorough market research, and securing necessary permits all demand adequate financial resources. These funds will empower us to proceed with these critical initiatives, ensuring we maintain a competitive edge in the ever-evolving real estate market.

Furthermore, securing equity capital is essential in securing favorable bank financing and additional lines of credit. As we expand our home building activities and take on more ambitious projects, access to financing becomes increasingly crucial. Demonstrating a strong financial position, backed by the support of our investors, not only enhances our creditworthiness but also strengthens our position in negotiations with financial institutions.

Overall, these funds will underpin Park Street Homes' growth trajectory, solidify our position as a leading home builder in the Houston, Texas market, and provide us with the financial stability to pursue our vision of transforming communities through innovative and sustainable home development. We are confident that with the support of our investors, we can unlock tremendous potential and drive long-term success for both our company and our valued stakeholders.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

We firmly believe that the funds raised from this campaign are essential to the viability and future success of our Company. As we strive to expand and grow, 90% of our total funds will be comprised of the funds raised from this crowdfunding campaign, should we achieve our maximum funding goal. These funds will be instrumental in fueling our ambitious plans, enabling us to accelerate our projects, invest in innovative initiatives, and meet the increasing demand for our homes. The success of this crowdfunding campaign will play a pivotal role in securing the financial stability and sustainability of our Company, allowing us to continue our mission of providing high-quality homes and making a positive impact in the communities we serve. Your support and contribution will directly contribute to our growth and the realization of our vision.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises only the minimum offering amount, considering our burn rate of $55,000, we anticipate being able to operate for the next 12 months. This timeframe aligns with our current projects in the pipeline, allowing us to complete them successfully. While this provides us with a limited runway, we are confident in our ability to leverage these funds effectively and efficiently. However, to ensure the continued growth and expansion of our company, we encourage investors to consider contributing beyond the minimum offering amount. By doing so, we can extend our operational runway, pursue new opportunities, and drive further success in the market. Your investment will play a crucial role in our ability to thrive and achieve our long-term goals.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company successfully raises the maximum offering amount, our burn rate of $67,500 will cover various expenses critical to our growth, including land acquisition, salaries, due diligence, debt service, and cash reserves. These funds are essential for securing prime land for future development, ensuring competitive salaries to attract top talent, conducting thorough due diligence processes, managing debt obligations, and maintaining adequate cash reserves for operational stability. With this funding, we anticipate being able to operate for an additional 18 months, providing us with a timeline to complete our current projects and pursue new opportunities. Your investment will directly contribute to these essential expenses, extending our operational runway and positioning us for long-term success in the industry.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, Park Street Homes has contemplated additional future sources of capital, including exploring opportunities for required capital contributions, evaluating lines of credit, and considering future capital raises. At Park Street Homes, we are currently contemplating additional future offerings to further fuel our growth and expansion plans. Additionally, as we raise liquidity through this crowdfunding campaign, we anticipate being able to increase our current lines of credit, providing us with additional financial flexibility. Furthermore, we have a strategic plan to reinvest all company earnings from our current project pipeline, except for previously planned employee bonuses and expenses, back into the company. These combined efforts will provide Park Street Homes with the necessary capital to support our ongoing operations, fund new projects, and ensure our long-term success and sustainability.

Indebtedness

- Creditor: Powermind Wealth, LLC and Connected Vision, LLC
  Amount Owed: $225,000.00
  Interest Rate: 10.0%
  Maturity Date: January 01, 2022

- Creditor: The Ayesha Shelton Team LLC
  Amount Owed: $1,448.00
  Interest Rate: 0.0%
  Maturity Date: November 01, 2024
  There is a loan fee of $2,500.

- Creditor: Promissory Note-a certain individual
  Amount Owed: $32,616.00
  Interest Rate: 15.0%
  Maturity Date: July 01, 2024

- Creditor: Promissory Note-a certain individual
  Amount Owed: $11,083.00
  Interest Rate: 10.0%
  Maturity Date: December 13, 2023

- Creditor: Promissory Note-a certain individual
  Amount Owed: $25,492.00
  Interest Rate: 10.0%
  Maturity Date: December 13, 2023

- Creditor: Promissory Note-a certain individual
  Amount Owed: $159,468.00
  Interest Rate: 15.0%
  Maturity Date: June 01, 2024

- Creditor: Promissory Note-a certain individual
  Amount Owed: $6,001.00
  Interest Rate: 8.0%
  Maturity Date: December 01, 2023

- Creditor: Promissory Note-a certain individual
  Amount Owed: $30,150.00
  Interest Rate: 10.0%
  Maturity Date: December 01, 2022

- Creditor: Promissory Note-a certain individual
  Amount Owed: $16,500.00
  Interest Rate: 10.0%
  Maturity Date: January 01, 2024

- Creditor: Promissory Note-a certain individual
  Amount Owed: $58,000.00
  Interest Rate: 15.0%
  Maturity Date: January 01, 2025

- Creditor: Promissory Note-a certain individual
  Amount Owed: $2,367.00
  Interest Rate: 10.0%
  Maturity Date: April 01, 2024

- Creditor: Promissory Note-a certain individual
  Amount Owed: $21,750.00
  Interest Rate: 15.0%

Maturity Date: May 01, 2024

- Creditor: Promissory Note-a certain individual
  Amount Owed: $47,000.00
  Interest Rate: 10.0%
  Maturity Date: July 01, 2024

- Creditor: Promissory Note-a certain individual
  Amount Owed: $110,000.00
  Interest Rate: 15.0%
  Maturity Date: April 01, 2024

- Creditor: Promissory Note-a certain individual
  Amount Owed: $21,250.00
  Interest Rate: 15.0%
  Maturity Date: July 01, 2024

- Creditor: Promissory Note-a certain individual
  Amount Owed: $25,313.00
  Interest Rate: 15.0%
  Maturity Date: December 01, 2024

- Creditor: Promissory Note-a certain individual
  Amount Owed: $12,656.00
  Interest Rate: 15.0%
  Maturity Date: December 01, 2024

- Creditor: Promissory Note-a certain individual
  Amount Owed: $13,281.00
  Interest Rate: 15.0%
  Maturity Date: December 01, 2024

Related Party Transactions

- Name of Entity: The Ayesha Shelton Team LLC
  Names of 20% owners: Ayesha Shelton and Kevan Shelton
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Ayesha Shelton, owner of The Ayesha Shelton Team LLC, is an officer in Park Street Companies, Inc.
  Material Terms: $1,148 is owed to The Ayesha Shelton Team LLC, maturing on 6/1/2024. There is a loan fee of $2,500. There is no interest rate.

- Name of Entity: The Ayesha Shelton Team LLC
  Names of 20% owners: Ayesha Shelton
  Relationship to Company: Ayesha Shelton, owner of The Ayesha Shelton Team LLC, is an officer in Park Street Companies, Inc.
  Nature / amount of interest in the transaction: The Ayesha Shelton Team LLC represents Park Street Companies as Seller for completed housing projects.
  Material Terms: The Ayesha Shelton Team LLC takes a commission of 3% in each sale.

Valuation

Pre-Money Valuation: $20,000,000.00

Valuation Details:

This valuation was calculated internally by the Company without the use of any formal independent third party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has Common Stock outstanding. The Company has no options, warrants or other securities with a right to acquire shares outstanding. The Company has no shares reserved for issuance under a company equity incentive plan or similar plan.

Based on a thorough evaluation of revenue multiples, our current assets, growth potential, and market conditions, Park Street Homes currently values itself at $20,000,000. We believe that our strong track record, projected revenue growth, and commitment to delivering high-quality homes position us as a valuable and competitive player in the market. We look forward to continued success and the opportunity to create long-term value for our investors and stakeholders.

Industry Revenue Multiplier

In the homebuilding industry, revenue multipliers can vary depending on several factors, including location, demographics, and economic conditions specific to each region. Generally, the current industry multipliers range from 2-4X based on historical data. Considering Park Street Homes' forecasted revenue for 2023, this would result in a valuation range of $12,860,000 to $24,434,000 using the revenue multiplier method. However, it is important to note that valuation is a complex process, and this method is just one component of our comprehensive approach.

Assets

At Park Street Homes, our competitive advantage is rooted in the expertise of our management team, who collectively possess extensive experience in real estate development, construction, and finance. This invaluable knowledge allows us to navigate the complexities of the industry with confidence and make informed decisions that drive our success.

Furthermore, our portfolio of 30 custom home plans sets us apart in the market. These plans have been meticulously crafted to cater to the diverse preferences and needs of buyers, making them highly appealing and sought after. In addition, we take pride in our intellectual property, which includes our custom home plans, and we estimate its value to be in excess of $300,000.

Our competitive advantage is further strengthened by our track record in successfully completing projects. One notable example is our achievement of the Grand Park Square community, a 31-home project. This successful endeavor demonstrates our capability to deliver high-quality homes and create thriving communities.

Another aspect that sets us apart is our expertise in developing homes in both urban and suburban environments. This versatility enables us to adapt to the unique demands and characteristics of different locations, catering to a wide range of homebuyers.

Lastly, our current project inventory includes over 60 lots at various stages of development. This robust pipeline underscores our commitment to growth and showcases the potential for future expansion and revenue generation.

Overall, Park Street Homes' competitive advantage lies in our experienced management team, our portfolio of appealing custom home plans, our successful track record, our ability to develop homes in diverse environments, and our substantial project inventory. These factors position us as a strong player in the market and set the stage for continued growth and success in the industry.

Comparable Companies

We compared Park Street Homes to Stonehollow Homes, Kendall Homes, and Colina Homes, which are also entry level and move-up home builders in the Texas market. Stonehollow Homes Kendall Homes, and Colina Homes have built 100+ homes each, as compared to about 20 homes built by Park Street. The comparable company's revenue was also significant (ranging from $77M to $151M in 2022). However, Park Street Homes had a positive production growth rate (25%) and revenue growth rate (12.84%) from 2021 to 2022. We also experienced an increase in the number of homes built and revenue generated. However, Stonehollow Homes and Colina Homes had negative growth rates in production and revenue during the same period. Kendall Homes had a moderate production growth rate (3%) and a significant revenue growth rate (20%).

Our competitive advantage lies in the expertise of our management team, which has extensive experience in real estate development, construction, and finance. We also possess a portfolio of custom home plans that are highly appealing to buyers, as well as valuable intellectual property. This combination of factors differentiates us from competitors and enhances our value proposition.

Sources:

- Home builder information: https://www.builderonline.com/builder-100/builder-100-list/2023/?next=true

- D.R. Horton: https://www.drhorton.com

- Industry revenue multipliers: https://www.investopedia.com/terms/r/revenue-multiplier.asp

- Taylor Morrison bond offering: https://www.businesswire.com/news/home/20210518006101/en/Taylor-Morrison-Home-Corporation-Announces-500-Million-Bond-Offering

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE

INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Land Acquisition and Development
  28.0%
  We will use 28% of the funds raised for land options and purchase, due diligence, development costs, and option fees.

- Company Employment
  37.5%
  We will use 37.5% of the funds to hire key personnel for project management, construction management, project administration and estimation, architectural design and permitting, and quality control. Salaries will be commensurate with training, experience, and position.

- Working Capital
  28.0%
  We will use 28% of the funds for project start-up expenses, increasing construction lending and lines of credit, and day-to-day operational expenses.

- StartEngine Service Fees
  1.0%
  Fees for certain services provided by StartEngine

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.parkstreethomes.com/ (Parkstreethomes.com/Invest).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/parkstreethomes

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Park Street Companies Inc.

[See attached]

PARK STREET DEVELOPMENT, LLC

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Park Street Development, LLC
Houston, Texas

We have reviewed the accompanying consolidated financial statements of Park Street Development, LLC (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2022 and December 31, 2021, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

July 27, 2023
Los Angeles, California

PARK STREET DEVELOPMENT LLC

CONSOLIDATED BALANCE SHEET

(UNAUDITED)

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 9,419	$ 4,406
Total current assets	**9,419**	**4,406**
Property and Equipment, net	1,143,583	214,246
Joint Venture	120,151	-
Total assets	**$ 1,273,153**	**$ 218,652**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 2,080	$ -
Credit Cards	91,645	-
Current Portion of Loans and Notes	289,740	146,217
Line of Credit	44,235	-
Other Current Liabilities	66,893	17,949
Total current liabilities	**494,593**	**164,166**
Promissory Notes and Loans	467,131	135,523
Total liabilities	**961,724**	**299,689**
MEMBERS' EQUITY		
Members' Equity	311,429	(81,037)
Total Members' Equity	**311,429**	**(81,037)**
Total Liabilities and Members' Equity	**$ 1,273,153**	**$ 218,652**

See accompanying notes to financial statements.

PARK STREET DEVELOPMENT LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 3,831,744	$ 3,477,510
Cost of Goods Sold	3,033,627	2,976,469
Gross profit	798,117	501,041
Operating expenses		
General and Administrative	568,969	348,964
Sales and Marketing	5,016	15,569
Total operating expenses	573,985	364,533
Operating Income/(Loss)	224,132	136,508
Interest Expense	48,715	25,797
Other Loss/(Income)	31,042	(9,658)
Income/(Loss) before provision for income taxes	144,375	120,369
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ 144,375**	**$ 120,369**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Balance—December 31, 2020	**$**	**423,550**
Capital Distribution		(624,956)
Net income/(loss)		120,369
Balance—December 31, 2021	**$**	**(81,037)**
Capital Contribution		248,091
Net income/(loss)		144,375
Balance—December 31, 2022	**$**	**311,429**

See accompanying notes to financial statements.

PARK STREET DEVELOPMENT LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	144,375	$	120,369
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Accounts Payable		2,080		-
Credit Cards		91,645		-
Other Current Liabilities		48,944		17,949
Net cash provided/(used) by operating activities		**287,044**		**138,318**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(929,337)		115,455
Joint Venture Investment		(120,151)		-
Net cash provided/(used) in investing activities		**(1,049,489)**		**115,455**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		248,091		-
Capital Distribution				(624,956)
Borrowing on Promissory Notes and Loans		475,131		281,740
Line of Credit		44,235		-
Net cash provided/(used) by financing activities		**767,457**		**(343,216)**
Change in cash		5,012		(89,443)
Cash—beginning of year		4,406		93,849
Cash—end of year	**$**	**9,419**	**$**	**4,406**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Park Street Development LLC was formed on October 3, 2017 in the state of Texas. The subsidiary Park Street Homes LLC was formed on February 5, 2021 and served primarily as a DBA for Park Street Development The consolidated financial statements of Park Street Development, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Houston, Texas.

Park Street Homes is a residential home building company based in Houston, TX, operating primarily in the state of Texas. Our focus is on transforming undeveloped infill land into thriving communities by acquiring land directly from sellers and overseeing the infrastructure construction to prepare the sites for home construction. We handle the entire process, from building the homes to selling them directly to homebuyers for occupancy. In some cases, we collaborate with other companies through joint ventures to secure the necessary capital for a project while leading the development, construction, and sales process, which includes marketing and community events.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at a net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Land	non-depreciable assets
Construction in progress	Currently, not subject to depreciation

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company recorded revenues from an increase in construction draw, as the previously bought property was being developed.

Cost of sales

Costs of sales include the cost of goods sold.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $5,016 and $15,569, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 27, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of December 31,	2022	2021
Payroll Liabilities	$ 4,389	$ 4,160
Interest Payable	62,504	13,789
Total Other Current Liabilities	**$ 66,893**	**$ 17,949**

4. PROPERTY AND EQUIPMENT

As of December 31, 2022 and December 31, 2021, property and equipment consist of:

As of Year Ended December 31,		2022		2021
Land	$	1,053,246	$	214,246
Construction in progress		90,337		-
Property and Equipment, at Cost		**1,143,583**		**214,246**
Accumulated depreciation		-		-
Property and Equipment, Net	**$**	**1,143,583**	**$**	**214,246**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2022 and 2021 was in the amount of $0.

5. JOINT VENTURE

In 2022, the company entered into two Joint Venture agreements with Powermind Wealth LLC and Junous Capital Partners LLC (both with share of 40%). It consists of:

As of Year Ended December 31,		2022		2021
JV with Powermind Wealth LLC	$	55,000		-
JV with JUNIOUS CAPITAL PARTNERS LLC		65,151		-
Joint Venture, at cost		**120,151**		-
Company's share of joint venture profit or loss		-		-
Joint Venture, Net	$	**120,151**	$	-

6. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022

Member's name	Ownership percentage
Ayesha Shelton	51.0%
Kevan Shelton	49.0%
TOTAL	**100.0%**

7. DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Loan Fee	Borrowing Period	Maturity Date	For the Year Ended December 2022 Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	For the Year Ended December 2021 Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Promissory Note- Powermind Wealth, LLC and Connected Vision, LLC	$ 236,000	10.00%		4/29/2021	1/1/2022	$ -	$ -	$ 225,000	$ -	$ 225,000	$ -	$ -	$ 120,000	$ -	$ 120,000
The Ayesha Shelton Team LLC	$ 211,000	0.00%	$ 2,500	11/1/2022	6/1/2024	$ -	$ -	$ -	$ 1,448	$ 1,448	$ -	$ -	$ -	$ -	$ -
Promissory Note-a certain individual	$ 30,341	15.00%		7/1/2022	7/1/2024	$ 2,276	$ 2,276	$ -	$ 30,341	$ 32,616	$ -	$ -	$ -	$ -	$ -
Promissory Note-a certain individual	$ 10,000	10.00%		12/13/2021	12/13/2023	$ 1,000	$ 1,083	$ 10,000	$ -	$ 11,083	$ 83	$ 83	$ -	$ 10,000	$ 10,083
Promissory Note-a certain individual	$ 23,000	10.00%		12/13/2021	12/13/2023	$ 2,300	$ 2,492	$ 23,000	$ -	$ 25,492	$ 192	$ 192	$ -	$ 23,000	$ 23,192
Promissory Note-a certain individual	$ 148,343	15.00%		6/1/2022	6/1/2024	$ 11,126	$ 11,126	$ -	$ 148,343	$ 159,468	$ -	$ -	$ -	$ -	$ -
Promissory Note-a certain individual	$ 5,523	8.00%		12/1/2021	12/1/2023	$ 442	$ 479	$ 5,523	$ -	$ 6,001	$ 37	$ 37	$ -	$ 5,523	$ 5,559
Promissory Note-a certain individual	$ 26,217	10.00%		12/13/2021	12/1/2022	$ 2,622	$ 3,933	$ 26,217	$ -	$ 30,150	$ 1,311	$ 1,311	$ 26,217	$ -	$ 27,528
Promissory Note-a certain individual	$ 15,000	10.00%		12/28/2021	1/1/2024	$ 1,500	$ 1,500	$ -	$ 15,000	$ 16,500	$ -	$ -	$ -	$ 15,000	$ 15,000
Promissory Note-a certain individual	$ 40,000	15.00%		1/1/2023	1/1/2025	$ 9,000	$ 18,000	$ -	$ 40,000	$ 58,000	$ 9,000	$ 9,000	$ -	$ 40,000	$ 49,000
Promissory Note-a certain individual	$ 2,000	10.00%		3/13/2021	4/1/2024	$ 200	$ 367	$ -	$ 2,000	$ 2,367	$ 167	$ 167	$ -	$ 2,000	$ 2,167
Promissory Note-a certain individual	$ 20,000	15.00%		5/1/2022	5/1/2024	$ 1,750	$ 1,750	$ -	$ 20,000	$ 21,750	$ -	$ -	$ -	$ -	$ -
Promissory Note-a certain individual	$ 40,000	10.00%		4/20/2021	7/1/2024	$ 4,000	$ 7,000	$ -	$ 40,000	$ 47,000	$ 3,000	$ 3,000	$ -	$ 40,000	$ 43,000
Promissory Note-a certain individual	$ 100,000	15.00%		4/4/2022	4/1/2024	$ 10,000	$ 10,000	$ -	$ 100,000	$ 110,000	$ -	$ -	$ -	$ -	$ -
Promissory Note-a certain individual	$ 20,000	15.00%		7/14/2022	7/1/2024	$ 1,250	$ 1,250	$ -	$ 20,000	$ 21,250	$ -	$ -	$ -	$ -	$ -
Promissory Note-a certain individual	$ 25,000	15.00%		12/1/2022	12/1/2024	$ 313	$ 313	$ -	$ 25,000	$ 25,313	$ -	$ -	$ -	$ -	$ -
Promissory Note-a certain individual	$ 12,500	15.00%		12/13/2022	12/1/2024	$ 156	$ 156	$ -	$ 12,500	$ 12,656	$ -	$ -	$ -	$ -	$ -
Promissory Note-a certain individual	$ 12,500	15.00%		12/9/2022	12/1/2024	$ 781	$ 781	$ -	$ 12,500	$ 13,281	$ -	$ -	$ -	$ -	$ -
Total						**$ 48,715**	**$ 62,504**	**$ 289,740**	**$ 467,131**	**$ 819,375**	**$ 13,789**	**$ 13,789**	**$ 146,217**	**$ 135,523**	**$ 285,529**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2022	
2023	$ 289,740
2024	427,131
2025	40,000
2026	-
Thereafter	-
Total	**$ 756,871**

Line of Credit

The Company entered into a Line of Credit agreement with Bluevine during fiscal year 2022. The credit facility size is $73,800. The annual percentage rate is 41.35% per annum. The total outstanding balance as of December 31, 2022 and December 31, 2021 was $44,235 and $0, respectively. The entire balance is classified as current.

8. RELATED PARTY

There are no related party transactions.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through July 27, 2023, which is the date the financial statements were available to be issued.

On March 8, 2023, the Company entered into a promissory note with the Ayesha Shelton Team LLC, in the amount of $211,000. The total fee for the loan is $2,500. The maturity date of the note is set to November 1, 2024.

On July 25, 2023, the company entered into a master promissory note with Park Street Homes Investors (a related party) for values received from period 2019 through 2022, in the amount of $548,423 (included under Promissory notes and loans of this report). The company agrees that the purpose of this Loan and Note is for the Capital for operations of Park Street Development. Loan will be paid in various amounts totaling the full sum of the note. The maturity date and interest rate will vary per each individual promissory notes.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

PARK STREET COMPANIES LLC

FINANCIAL STATEMENTS
FROM INCEPTION (OCTOBER 13, 2022) YEAR ENDED DECEMBER 31, 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members
Park Street Companies LLC
Houston, Texas

We have reviewed the accompanying financial statements of Park Street Companies LLC (the "Company,"), which comprise the balance sheet as of December 31, 2022, and the related statement of operations, statement of members' equity (deficit), and cash flows for the period from Inception (October 13, 2022) to December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

August 24, 2023
Los Angeles, California

PARK STREET COMPANIES LLC
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2022**
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & cash equivalents	$ -
Total current assets	**-**
Total assets	**$ -**
LIABILITIES AND MEMBERS' EQUITY	
Total liabilities	**-**
MEMBERS' EQUITY	
Members' Equity	-
Total Members' Equity	**-**
Total Liabilities and Members' Equity	**$ -**

See accompanying notes to financial statements.

Inception (October 13, 2022)	December 31, 2022
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	-
Gross profit	-
Operating expenses	
General and administrative	-
Sales and marketing	-
Total operating expenses	-
Operating income/(loss)	-
Interest expense	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	-
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ -**

See accompanying notes to financial statements.

(in , $US)		Members' Equity
Inception date (October 13, 2022)	**$**	**-**
Capital Contribution		0
Capital Distribution		0
Shared-based Compensation		0
Net income/(loss)		0
Balance—December 31, 2022	**$**	**-**

See accompanying notes to financial statements.

PARK STREET COMPANIES LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

As of inception (October 13, 2022)		**December 31, 2022**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	-
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Changes in operating assets and liabilities:		
Account receivables, net		-
Accounts Payable		-
Net cash provided/(used) by operating activities		**-**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment		-
Net cash provided/(used) in investing activities		**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Members contribution		-
Net cash provided/(used) by financing activities		**-**
Change in cash		-
Cash—beginning of year		-
Cash—end of year	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Issuance of equity in return for note	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Park Street Companies LLC was formed on October 13, 2022 in the state of Delaware. On July 31, 2023, the Company underwent a legal conversion from LLC into Delaware Corporation. The newly established corporate entity is officially named Park Street Companies Inc. The financial statements of Park Street Companies LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Houston, Texas.

Park Street Companies LLC is a residential home building company specializing in single family residential construction and development. Park Street Companies operates within the United States and headquarter is in Houston, TX.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2022 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from the sale of family residential construction and development projects.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 24, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2022

Member's name	Ownership percentage
Ayesha Shelton	51.0%
Kevan Shelton	49.0%
TOTAL	**100.0%**

4. DEBT

The Company has no debt outstanding as of December 31, 2022.

5. RELATED PARTY

There are no related party transactions.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022 through August 24, 2023, which is the date the financial statements were available to be issued.

On July 31, 2023, the Company underwent a legal conversion from LLC into Delaware Corporation. The newly established corporate entity is officially named Park Street Companies Inc. The converted entity, Park Street Companies Inc, is authorized to issue is 12,000,000 shares consisting of (i) 10,000,000 shares of voting Common Stock with a par value of $0.00001 per share ("Common A Stock") and (ii) 2,000,000 shares of non-voting Common Stock with a par value of $0.00001 per share ("Common B Stock"). As of August 24, 2022, the total number of shares issued and outstanding is 10,000,000 shares of Common A Stock.

As of August 22, 2023, Park Street Homes LLC and Park Street Development LLC ownership has been transferred to Park Street Companies Inc.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

8. GOING CONCERN

The Company lacks significant working capital and has only recently commenced operations. The Company will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from their proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm the business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Park Street Homes by Park Street Companies is not live or open to the public at this moment.

GET A PIECE OF PARK STREET HOMES BY PARK STREET COMPANIES

Building a better Texas!

Park Street Homes is a Houston-based home-building company that transforms spaces into stylish, affordable entry-level homes. The company generated almo...

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


PARK STREET
HOMES
BUILDING A BETTER TEXAS

$0 Raised

REASONS TO INVEST

- Park Street Homes is giving individuals and families who might typically struggle to find affordable homes in America's major urban centers a chance to create high-quality, affordable homes in favorable locations.
- The company is a leading home builder, currently specializing in the Texas housing market. The company is specifically focusing on the booming markets of Houston, Dallas, Austin, and San Antonio, which were valued at $4.3 billion in February of 2023.
- As recipients of the 2021 GHBC Pinnacle Award and the 2021 Comcast Rise Award, Park Street Homes is positioned to grow with our exceptional team, 20 custom-designed home plans, and 8 development projects underway.

Invest Now
$2.00 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$500	$20M

THE PITCH

The Park Street Homes' Impact: Serving & Empowering Communities

Park Street Homes is an African American- founded company with a unique approach to home building, transforming infill spaces into beautiful, affordable, and sustainable entry-level and move-up homes. But we're more than just builders; we're visionaries committed to creating inclusive communities that are sustainable, inclusive, and affordable for all. At Park Street Homes, we believe that everyone deserves a high-quality, designer-curated home that stands the test of time. With a focus on functionality, sustainability, and affordability, we craft living spaces that offer a truly unique experience.

But we don't stop there. Park Street Homes is dedicated to giving back and making a positive difference in urban communities. Through our service projects, like block cleanups, park restorations, and even bike giveaways, we empower residents with resources and knowledge. By fostering a sense of place that is valued by both existing and new residents, we promote social equity and community engagement. Our mission is to build a better Texas– one home at a time.



01 **Our Business**

Building better communities through affordable and luxurious homes

02 **Our Team**

Our team is composed of management as well as vendors and community partners

03 **Our Homes**

Designer-curated homes with luxurious yet affordable features built to last for years to come

04 **Our Growth**

Expanding our reach through scaled production and development for affordable and infill communities

05 **Our Impact**

Positively impacting communities we serve through service projects and empowering residents with resources and knowledge

THE PROBLEM & OUR SOLUTION

A Sustainable & Affordable Approach to Urban Home Building

Let's face it: affordable housing is a major problem in US cities. Nearly half of Americans (49%) say the availability of affordable housing in their local community is a major problem. (Source) As workers are forced to search for affordable housing farther away from their workplaces, long commutes take a toll on their quality of life and productivity, and increase the employee turnover rate. (Source) That's where Park Street Homes comes in.


Can people afford to live where they work?
Nearly half of Americans (49%) say the availability of affordable housing in their local community is a major problem, up 10 percentage points from early 2018.

**www.pewresearch.org/social-trends/2021/12/16/americans-are-less-likely-than-before-covid-19-to-want-to-live-in-cities-more-likely-to-prefer-suburbs/*

We understand the challenges faced by individuals and families in their quest for affordable and quality housing in major US urban centers. Our unique approach to infill redevelopment and community-focused design and construction allows us to provide tailored housing solutions that meet their needs. By creating communities that seamlessly integrate into the urban landscape and foster a sense of belonging, Park Street Homes is bridging the market gap and offering valuable solutions for those seeking affordable, high-quality homes in prime locations.

Park Street Homes not only builds homes, but contributes to the communities we serve through service projects to help empower and educate residents. Plus, our implementation of architectural designs complement surrounding homes, adding resident value and enhancing the overall neighborhood. Our mixed income urban housing combines affordable and market-rate units to promote economic diversity and create inclusive communities. Additionally, our restorative real estate development approach considers the social, economic, and environmental impact of our projects, repairing, revitalizing, and reimagining communities in a holistic manner.



Infill Development

Building new homes within existing communities and promoting social equity and community-centered approaches

THE MARKET & OUR TRACTION

Urban Areas Demand Affordable Houses

Park Street Homes is a leading single-home builder specializing in the vibrant Texas market, primarily in Houston, Dallas, Austin, and San Antonio, where demand for new construction housing is collectively valued at $4.3B. (Source) We believe that Park Street Homes is positioned to thrive in this market and is ready to address the growing demand for affordable housing in urban areas through our unique focus on infill redevelopment and community-centric design.


PARK STREET
HOMES

With the emergence of green building practices and smart home technologies, Park Street Homes is at the forefront of creating sustainable and energy-efficient homes that enhance the quality of life for homeowners. (Source) By strategically integrating renewable energy sources and promoting energy efficiency, we're reshaping the landscape of the industry and offering a valuable solution to the market.


40+ Completed Homes
8 Development Projects in progress
Portfolio of **20 custom-designed home plans**
Raised and Returned over **$6M** from previous project-based investments
2021 Pinnacle Award from the GHBC
2021 Comcast Rise Award

With over 40 completed homes and 8 development projects in progress, Park Street Homes is rapidly meeting the demands of the market. Our portfolio boasts over 20 custom-designed home plans that buyers love and we've already successfully raised and returned over $6 million from previous project-based investments, solidifying our financial prowess. We've also received industry recognition with accolades such as the 2021 Pinnacle Award from the GHBC and the 2021 Comcast Rise Award. Most recently, we've completed the Brook Cove Community, a stunning gated community of 26 homes near Houston's Medical Center, and we are in the process of acquiring our first site for a 100+ home community.


PARK STREET
HOMES

With a track record of revenue growth, starting with $600k in annual revenue in 2016, to generating almost $4 million in revenue in 2022, Park Street Homes is making big moves in the Texas market and we plan to continue expanding to help serve homebuyers seeking high-quality homes in prime locations across the US.

WHY INVEST

Join Us in Transforming Lives and Building Better Communities

As the demand for affordable urban housing skyrockets, we believe Park Street Homes is uniquely positioned to capitalize on this growing trend, by exploring cutting-edge construction methods and materials to further enhance our homes' sustainability and energy efficiency, setting new industry standards. Over the next few years, our focus will be on rapid expansion into Dallas, Austin, and San Antonio, and a mission to revolutionize the housing market by providing exceptional, sustainable, and community-centered homes.


BUILT TO LAST
Designer-curated, affordable, and high-quality homes built to last, crafted with attention to detail and functionality to create a unique living experience for our homeowners.

With over 25 years of diverse leadership experience, awards such as the 2021 Pinnacle Award and the 2021 Comcast Uprise Award, we believe Park Street Homes is a reliable choice for those seeking high-quality homes. (Source) By investing in us, you're not only supporting the creation of high-quality, beautifully designed homes, but also contributing to a company that is committed to shaping a better future for the home building industry. We're ready to transform the housing market by providing exceptional, sustainable, and community-centered homes.


PARK STREET
HOMES™
JOIN US FOR OUR SEMI -ANNUAL SHAREHOLDERS PRESENTATION
AUGUST 8TH, 2023 AT 7PM
(REGISTRATION REQUIRED)
EMERGE!
TUESDAY, AUGUST 8TH AT 7PM
PARK STREET
HOMES
SEMI-ANNUAL INVESTOR PRESENTATION
PRESENTED BY KEVAN & AYESHA SHELTON
We will be sharing our vision for the future of Park Street Homes and all the exciting things we have planned for 2023-2024 and beyond.
https://tinyurl.com/36sz7ee5

Become part of a visionary, mission-driven organization that genuinely impacts lives. Join us in our journey to transform lives and build better communities. Invest in Park Street Homes today!

ABOUT

HEADQUARTERS
2000 Crawford Suite 1350
Houston, TX 77002

WEBSITE
View Site

Park Street Homes is a Houston-based home-building company that transforms spaces into stylish, affordable entry-level homes. The company generated almost $4 million in revenue in 2022.

TEAM

Kevan Shelton
CEO, Co-Founder, Principal Accounting Officer

Kevan Shelton is a visionary entrepreneur and CEO of Park Street Homes, an innovative home building company focused on providing high-quality, beautifully designed homes and restorative community development.

With a strong background in construction and real estate, Kevan leads the company with passion and a commitment to creating lasting impact by changing the face of home building.

Under his leadership, Park Street Homes aims to bridge the wealth gap by offering affordable housing solutions and accessible investment opportunities to a diverse range of individuals.

Ayesha Shelton
Head of Sales, Co-Founder, Board Member

Ayesha Shelton is a dynamic and driven entrepreneur who co-founded Park Street Homes, a rapidly growing residential real estate development company. Ayesha leads the sales team with passion and dedication, and her hard work and expertise have been instrumental in the company's success.

With several years of experience in the real estate industry, Ayesha has developed a deep understanding of the market and a strong network of clients and industry partners. Her ability to connect with people has made her one of the most respected and sought-after real estate agents in the region.

Ayesha's commitment to excellence and her unwavering determination have made her an invaluable asset to Park Street Homes and the communities it serves.

TERMS

Park Street Homes by Park Street Companies

Overview

PRICE PER SHARE
$2

VALUATION
$20M

DEADLINE
Dec 18, 2023

FUNDING GOAL
$15k - $1.24M

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
7,500

SHARES OFFERED
Non-Voting Common Stock

MAX NUMBER OF SHARES OFFERED
617,500

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based Perks

Early Bronze

Invest $500+ (minimum investment) within the first two weeks and receive 3% bonus shares

Early Silver

Invest $1,000+ within the first two weeks and receive 5% bonus shares

Early Gold

Invest $2,500+ within the first two weeks and receive 7% bonus shares

Early Platinum

Invest $10,000+ within the first two weeks and receive 10% bonus shares

Volume-Based Perks

Tier 1 | $500

Invest $500+ and receive invitation to Private Investor Group, Quarterly updates

Tier 2 | $5,000

Invest $5,000+ and receive digital Marriage & Real Estate conference ticket + 3% bonus shares

Tier 3 | $10,000

Invest $10,000+ and receive in-person ticket to Marriage & Real Estate conference in Houston + 5% bonus shares

Tier 4 | $25,000

Invest $25,000+ and receive virtual time with founder + 7% bonus shares

Tier 5 | $50,000

Invest $50,000+ and receive a Builder for a day experience in Houston; Walk on-site, manage contractors, and gain invaluable insights (lodging included) + 10% bonus shares

Loyalty Bonus

Reservation Holders in the Testing the Waters Campaign will receive 5% bonus shares.

The 10% StartEngine Owners' Bonus

Park Street Homes will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of non-voting Common Stock at $2.00 / share, you will receive 10 additional shares of non-voting Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

** In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

***Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.*

****Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.*

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Park Street Homes by Park Street Companies.

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

KEVAN:

At Park Street Homes, we believe that if no one gives you a seat at the table—build your own.

KEVAN:

Creating generational wealth through homeownership has been a pillar of the American Dream for decades. But it's slipping out of reach for an entire generation of families due to inflated prices and mortgage rates.

KEVAN:

The sheer scarcity of entry-level homes in urban areas was a reality my wife, Ayesha and I faced firsthand when we tried to buy our first home. The lack of inventory driving prices up simply made it impossible. Families all over the country are facing this challenge, and we're tackling it on a big scale, starting right here in Houston.

AYESHA:

Park Street Homes is a home builder that uses vacant and underutilized land in downtown urban areas to build affordable, quality homes. Where other homebuilders see empty, unusable land, we see opportunity.

AYESHA:

And there's a lot of opportunity. In one of our recent projects, we built 25 homes in the Grand Park square community of Houston. New homes in this area have gone up to the mid-$400,000s in recent years, but we were able to give families a home starting at $230,000—while still being profitable.

KEVAN:

This is my 17th year building homes -and it's literally all I've ever wanted to do since I was 12-years-old.

AYESHA:

With 25 years of real estate experience between us, we saw this massive opportunity to make home ownership accessible for families that look very much like us. In just 6 years, we've:

Built dozens of homes in Texas' fastest-growing neighborhoods;

Have been featured across major Houston news outlets like Fox26 and the Houston Chronicle;

We are currently building a 26 home gated community just south of Houston's Medical Center;

And we are in the process of acquiring our first 100+ home community build site.

KEVAN:

We understand this market because, as a millennial and minority-founded company based in Houston, WE ARE THE MARKET. We reflect the people we build homes for down to the contractors swinging the hammers at our job sites - 85% of whom come from the neighborhoods that we build.

Testimonial 1: Park Street Homes helped me achieve my dream of home ownership and it was an absolutely rewarding experience.

It was a brand new home and I was able to speak directly to the builder.

Testimonial 2: It's an opportunity for future growth, for myself and those around me. Jazyln and I are in our dream home thanks to Kevan and Ayesha.

This is the right home in the right neighborhood for us and we're looking forward to being in that home for a long time.

KEVAN:

Now, we aim to expand beyond Houston into Dallas, Austin, and San Antonio, all of which make up a $4.3B market of new construction. This is your opportunity to help unlock real estate development as a pathway to generational wealth for families across Texas, one home at a time.

KEVAN:

Building homes. Building communities. Building wealth—come pull up a seat and the Park Street Homes Table and invest today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

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- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CONVERSION OF A DELAWARE LIMITED LIABILITY COMPANY UNDER THE NAME OF "PARK STREET COMPANIES LLC" TO A DELAWARE CORPORATION, CHANGING ITS NAME FROM "PARK STREET COMPANIES LLC" TO "PARK STREET COMPANIES INC.", FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF JULY, A.D. 2023, AT 10:11 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

7082913 8100V
SR# 20233117997

Authentication: 203863744
Date: 08-01-23

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:11 AM 07/31/2023
FILED 10:11 AM 07/31/2023
SR 20233117997 - File Number 7082913

STATE OF DELAWARE CERTIFICATE OF CONVERSION FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is Delaware.

2.) The jurisdiction immediately prior to filing this Certificate is Delaware.

3.) The date the Limited Liability Company first formed is October 13, 2022.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is Park Street Companies LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Park Street Companies Inc.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company has executed this Certificate on the date set forth below.

By:/s/Kevan Shelton
Name: Kevan Shelton
Title: Member
Date: July 28, 2023

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE DO HEREBY CERTIFY THAT THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "PARK STREET COMPANIES INC." FILED IN THIS OFFICE ON THE THIRTY-FIRST DAY OF JULY, A.D. 2023, AT 10:11 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1855

7082913 8100V
SR# 20233117997

Authentication: 203863744
Date: 08-01-23

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:11 AM 07/31/2023
FILED 10:11 AM 07/31/2023
SR 20233117997 - File Number 7082913

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

First: The name of this Corporation is Park Street Companies Inc.

Second: Its registered office in the State of Delaware is to be located at Corporation Trust Center, 1209 Orange Street, New Castle County, Wilmington, DE 19801.

The registered agent in charge thereof is The Corporation Trust Company.

Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Fourth:

A. Authorized Capital Stock. The total amount of the total stock of this corporation is authorized to issue is 12,000,000 shares consisting of (i) 10,000,000 shares of voting Common Stock with a par value of $0.00001 per share ("Common A Stock") and (ii) 2,000,000 shares of non-voting Common Stock with a par value of $0.00001 per share ("Common B Stock").

B. Voting Common Stock and Non-Voting Common Stock. The preferences, limitations and rights of the Common A Stock and Common B Stock, and the qualifications and restriction thereof, shall be in all respects identical, except as otherwise required by law or expressly provided in this Certificate of Incorporation. Except as otherwise required by law or in this Certificate of Incorporation (as it may be hereafter be amended), with respect to all matters upon which stockholders are entitled to vote or to which stockholders are entitled to give consent, the holders of any outstanding shares of the Common A Stock shall vote together as a single class, and every holder of the Common A Stock shall be entitled to cast thereon one (1) vote in person or by proxy for each share of the Common A Stock standing in such holder's name. Except as otherwise required by law or in this Certificate of Incorporation (as it may be hereafter be amended), the holders of the outstanding shares of Common B Stock shall not be entitled to vote on any matter.

Fifth: The name and mailing address of the incorporator are as follows:
Name Kevan Shelton
Mailing Address 2000 Crawford Suite 1350
Houston, TX 770022

[*signature page follows*]

I, The Undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this
28th day of July, A.D. 2023.

BY:/s/Kevan Shelton
(Incorporator)

NAME: Kevan Shelton
(type or print)

Exhibit G

Test The Waters Materials

(See attached)

Gmail

Info Park Street <info@parkstreethomes.com>

Last Chance for 5% Share Bonus! Secure Your Park Street Homes Investment

1 message

Kevan & Ayesha Shelton | Park Street Homes <info@parkstreethomes.com> Mon, Sep 4, 2023 at 8:59 AM
Reply-To: us17-c318144dc3-8cf4468440@inbound.mailchimpapp.net
To: info@parkstreethomes.com


PARK STREET
HOMES
SHAREHOLDER
UPDATE


OPPORTUNITY ENDING SOON!!!!!
LAST CHANCE FOR 5% BONUS! 🚀 SECURE YOUR SHARES TODAY!
Building a better Texas!
REASONS TO INVEST
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OUR RESERVATION CAMPAIGN IS ENDING SOON! DON'T MISS OUT ON THE EXTRA 5% SHARE BONUS – RESERVE NOW!
RESERVE NOW!
JOIN THE MOMENTUM
HELP US REACH OUR NEXT GOAL OF $250,000! SHARE AND INVEST IN PARK STREET HOMES TODAY!"
STARTENGINE.COM/PARKSTREETHOMES

Reserve your investment today!

[DISCLAIMER: "NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST."]

Park Street Homes is taking reservations for a possible, upcoming round. Join the waitlist today.

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Building a better Texas!

Park Street Homes is a Houston-based home-building company that transforms spaces into stylish, affordable entry-level homes. The company generated almost $4 million in revenue...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



BUILDING A BETTER TEXAS

$3,105 Reserved

OVERVIEW | ABOUT | REWARDS | DISCUSSION

REASONS TO INVEST

- Park Street Homes is giving individuals and families who might typically struggle to find affordable homes in America's major urban centers a chance to create high-quality, affordable homes in favorable locations.
- The company is a leading home builder, currently specializing in the Texas housing market. The company is specifically focusing on the booming markets of Houston, Dallas, Austin, and San Antonio, which were valued at $4.3 billion in February of 2023.
- As recipients of the 2021 GHBC Pinnacle Award and the 2021 Comcast Rise Award, Park Street Homes is positioned to grow with our exceptional team, 20 custom-designed home plans, and

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RESERVED	INVESTORS
$3,105	3

PARK STREET HOMES IS CONSIDERING UNDERTAKING AN OFFERING OF SECURITIES UNDER REGULATION CF. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

THIS WEBPAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS
2000 Crawford
Houston, TX 77002

WEBSITE
View Site

Park Street Homes is a Houston-based home-building company that transforms spaces into stylish, affordable entry-level homes. The company generated almost $4 million in revenue in

2022 and is on track to surpass $30 million in revenue by 2025.

TEAM



Kevan Shelton
CEO and Co-Founder

Kevan Shelton is a visionary entrepreneur and CEO of Park Street Homes, an innovative home building company focused on providing high-quality, beautifully designed homes and restorative community development.

With a strong background in construction and real estate, Kevan leads the company with passion and a commitment to creating lasting impact by changing the face of home building.

Under his leadership, Park Street Homes aims to bridge the wealth gap by offering affordable housing solutions and accessible investment opportunities to a diverse range of individuals.



Ayesha Shelton
Head of Sales and Co-Founder

Ayesha Shelton is a dynamic and driven entrepreneur who co-founded Park Street Homes, a rapidly growing residential real estate development company. Ayesha leads the sales team with passion and dedication, and her hard work and expertise have been instrumental in the company's success.

With several years of experience in the real estate industry, Ayesha has developed a deep understanding of the market and a strong network of clients and industry partners. Her ability to connect with people has made her one of the most respected and sought-after real estate agents in the region.

Ayesha's commitment to excellence and her unwavering determination have made her an invaluable asset to Park Street Homes and the communities it serves.

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REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Park Street Homes.

$500

LOYALTY BONUS

Reservation Holders in the Testing the Waters Campaign will receive 5% bonus shares.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and **FINRASIPC** . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information**
(800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's **offering circular** and **risk associated with this offering**.

Gmail Info Park Street <info@parkstreethomes.com>

📅 Reminder: Shareholders Day Presentation - Emerge with Park Street Homes! 🏡📈

1 message

Kevan & Ayesha Shelton | Park Street Homes <info@parkstreethomes.com> Tue, Aug 8, 2023 at 10:59 AM
Reply-To: Kevan & Ayesha Shelton | Park Street Homes <info@parkstreethomes.com>
To: info@parkstreethomes.com


PARK STREET
HOMES
SHAREHOLDER
UPDATE


ANNOUNCEMENTS

📅 Park Street Homes Shareholders Presentation: Join us for Emerge!

Unleashing the Potential of Home Building through our Start Engine Campaign 🏡💼💡


EMERGE!
TUESDAY, AUGUST 8TH AT 7PM
PARK STREET
HOMES
SEMI-ANNUAL INVESTOR PRESENTATION
PRESENTED BY KEVAN & AYESHA SHELTON
We will be sharing our vision for the future of Park Street Homes and all the exciting things we have planned for 2023-2024 and beyond.
https://tinyurl.com/36sz7ee5

Click here to register to attend presentation


Building a Better Texas

$5,899.50 Reserved

GET A PIECE OF PARK STREET HOMES

Building a better Texas!

Park Street Homes is a Houston-based home-building company that transforms spaces into stylish, affordable entry-level homes. The company generated almo...

Show more

Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reserve your investment today!


PARK STREET
HOMES

Check out our campaign video!

Share the Vision

🏡🚀 Join the Future of Home Building! Share our vision and invest in Park Street Homes today. Together, let's build a better tomorrow. 🌟 Click the link to invest now! 💰 📈

Reserve your investment today!

[DISCLAIMER: "NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST."]

🌟 Celebrating Success: Exceeding Milestones with Park Street Homes! 🌟

1 message

Kevan & Ayesha Shelton | Park Street Homes <info@parkstreethomes.com> Tue, Aug 22, 2023 at 7:59 PM
Reply-To: us17-c318144dc3-8cf4468440@inbound.mailchimpapp.net
To: info@parkstreethomes.com


PARK STREET
HOMES
SHAREHOLDER
UPDATE

🚀 Celebrating a Milestone! Join us in Reaching New Heights 🚀

We are absolutely thrilled to announce that together, we've soared past our first milestone of $100,000 in reservations! 🙌


BUILDING A BETTER TEXAS

$113,126.45 Reserved

GET A PIECE OF PARK STREET HOMES

Building a better Texas!

Park Street Homes is a Houston-based home-building company that transforms spaces into stylish, affordable entry-level homes. The company generated almost $4 million in revenue in 2022 and is on track to surpass $30 million in revenue by 2025.

Show less

Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

OVERVIEW ABOUT REWARDS DISCUSSION

We've reached $113,126.45 and counting, fueling our journey toward the $250,000 mark, which is our next milestone. Your belief in Park Street Homes is powering our mission; click the image above, we're just getting started!

Heartfelt Thanks & Fun Moments



Reserve your investment today!

Celebrating Our Successes


Our Latest Willow Plan Completed
PARK STREET
HOMES

Our journey is about more than numbers; it's about creating real impact. We're thrilled to showcase our completed projects, including the beautiful and affordable homes at Grand Park Square. Check out the amazing transformations we've brought to life.

Reliving the Webinar Experience

🏡🚀 If you missed our recent webinar, don't worry! You can catch up on all the exciting updates and insights by watching the recording. This is your chance to dive deeper into our plans and aspirations. 💰 📈


EMERGE!
TUESDAY, AUGUST 8TH AT 7PM
PARK STREET
HOMES

SEMI-ANNUAL INVESTOR PRESENTATION

PRESENTED BY KEVAN & AYESHA SHELTON

We will be sharing our vision for the future of Park Street Homes and all the exciting things we have planned for 2023-2024 and beyond.

Reserve Your Shares!

Our Reservation page is open and active, but it won't be for long! Act quickly to reserve your shares and secure your spot as part of this incredible journey. The community bonus percentage is also expiring soon, so this is your chance to grab it before it's gone. Don't miss out – invest in our collective future now!



Add to Watchlist

GET A PIECE OF PARK STREET HOMES

Building a better Texas!

Park Street Homes is a Houston-based home-building company that transforms spaces into stylish, affordable entry-level homes. The company generated almost $4 million in revenue in 2022 and is on track to surpass $30 million in revenue by 2025.

Show less

Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

PARK STREET HOMES

BUILDING A BETTER TEXAS

$113,126.45 Reserved

OVERVIEW ABOUT REWARDS DISCUSSION

REASONS TO INVEST

- Park Street Homes is giving individuals and families who might typically struggle to find affordable homes in America's major urban centers a chance to create high-quality, affordable homes in favorable locations.
- The company is a leading home builder, currently specializing in the Texas housing market. The company is specifically focusing on the booming markets of Houston, Dallas, Austin, and San Antonio, which were valued at $4.3 billion in February of 2023.
- As recipients of the 2021 GHBC Pinnacle Award and the 2021 Comcast Rise Award, Park Street Homes is positioned to grow with our exceptional team, 20 custom-designed home plans, and 8 development projects underway.

Reserve Now

RESERVED $113,126.45	INVESTORS 38
MIN INVEST $500	VALUATION $20M

Reserve your investment today!

[DISCLAIMER: "NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST."]

🎥 **Missed Our Emerge Presentation? Watch the Recording Now! 🚀🏡📈**

2 messages

Kevan & Ayesha Shelton | Park Street Homes <info@parkstreethomes.com> Fri, Aug 11, 2023 at 6:59 PM
Reply-To: us17-c318144dc3-8cf4468440@inbound.mailchimpapp.net
To: info@parkstreethomes.com


PARK STREET
HOMES
SHAREHOLDER
UPDATE


ANNOUNCEMENTS

🚀 Watch Our Emerge Presentation Recording and Join the Journey!


EMERGE!
TUESDAY, AUGUST 8TH AT 7PM
PARK STREET
HOMES

SEMI-ANNUAL INVESTOR PRESENTATION

PRESENTED BY KEVAN & AYESHA SHELTON

We will be sharing our vision for the future of Park Street Homes and all the exciting things we have planned for 2023-2024 and beyond.

Watch the recap now!

🚀 Join the Journey: Help Us Reach $100K in Reservations Before Launch! 🎉


BUILDING A BETTER TEXAS

$21,865.41 Reserved

GET A PIECE OF PARK STREET HOMES

Building a better Texas!

Park Street Homes is a Houston-based home-building company that transforms spaces into stylish, affordable entry-level homes. The company generated almost $4 million in revenue in 2022 and is on track to surpass $30 million in revenue by 2025.

Show less

Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

OVERVIEW | ABOUT | TERMS | REWARDS | DISCUSSION

Reserve your investment today!


PARK STREET
HOMES

Check out our campaign video!

Share This Update

🏡🚀 Join the Future of Home Building! Share our vision and invest in Park Street Homes today. Together, let's build a better tomorrow. 🌟 Click the link to invest now! 💰 📈

Reserve your investment today!

[DISCLAIMER: "NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST."]

Info Park Street <info@parkstreethomes.com> Sun, Aug 13, 2023 at 10:09 PM
To: dayna.hennigan@gmail.com

Good Evening,

Thank you for letting us know below you can find the recording. Please let me know if you have any questions or would like to set up a personal call. Thank you
[Quoted text hidden]

PARK STREET HOMES™

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JOIN US IN REVOLUTIONIZING THE HOUSING INDUSTRY BY INVESTING IN PARK STREET HOMES AND MAKE A LASTING IMPACT ON THE WAY HOMES ARE BUILT AND LIVED IN.

PARK STREET HOMES™

PARK STREET HOMES™

Changing the Face of Homebuilding

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Kevan M. Shelton





"Secure Your Place in Park Street Homes: Reserve Your Spot Today!"

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION

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Sales@Parkstreethomes.com
832-447-7533

Invest in the future of home building with Park Street Homes and be part of shaping communities and changing lives.

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Join us in revolutionizing the housing industry by investing in Park Street Homes and make a lasting impact on the way homes are built and lived in.

Park Street Homes™

Park Street Homes™

Changing the Face of Homebuilding





"Secure Your Place in Park Street Homes: Reserve Your Spot Today!"

First Name

Last Name

Email *

Disclaimer

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION

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832-447-753